Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

INTEL CORPORATION

and

IMPINJ, INC.

Dated as of July 3, 2008

***	Indicates text has been omitted from this Exhibit pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

i

(continued)

(continued)

(continued)

Schedules

Seller Disclosure Schedule

Purchaser Disclosure Schedule

Exhibits

A	Schedule of Purchased Assets
B	Bill of Sale
C	Assignment and Assumption Agreement
D	License Agreement
E	Transition Services Agreement
F	Stock Purchase Agreement
G	Amended and Restated Certificate of Incorporation of Purchaser
H	Amended and Restated Investors Rights Agreement
I	Amended and Restated Right of First Refusal and Co-Sale Agreement
J	Amended and Restated Voting Agreement
K	Board Observer and Confidentiality Agreement
L	Form of Press Release

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 3, 2008, is by and between Intel Corporation, a Delaware corporation (“Seller”), and Impinj, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to acquire from Seller, the Purchased Assets, and Purchaser desires to assume the Assumed Liabilities;

WHEREAS, Seller and Purchaser shall enter into certain other Transfer Documents at Closing;

WHEREAS, Seller and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the transaction contemplated by this Agreement as set forth herein; and

WHEREAS, certain terms used in this Agreement are defined in Section 1.1.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Books and Records” means the books and records of Seller and its Affiliates, whether in electronic or print form, that were prepared for and relate primarily to the Purchased Assets or the use thereof and that are necessary for the operation of the Purchased Assets after the Closing; provided that “Books and Records” shall not include (i) any such Books and Records constituting Technology or Intellectual Property that is not Purchased Technology or Purchased Intellectual Property, (ii) any personnel files for Employees of Seller or its Affiliates; (iii) any files as may be required to be retained by Seller under applicable Law regarding privacy; and (iv)

any duplicate copies of any Books and Records retained by Seller or its Affiliates, subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.

“Business Day” means any day of the year on which national banking institutions in California are open to the public for conducting business and are not required or authorized to close.

“Catena Agreement” means that certain Purchase Agreement by and between Seller and Catena Holding b.v., effective as of December 23, 2004, as amended on each of April 22, 2005, October 17, 2006 and March 14, 2007, and as supplemented by letter agreement on September 26, 2005 .

“Change of Control” of a Person shall mean (a) the acquisition of such Person by another Person or group by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation), whether accomplished directly or indirectly, other than a transaction or series of transactions in which the holders of the voting securities of such Person outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in such Person held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of such Person or such surviving entity outstanding immediately after such transaction or series of transactions, or (b) a sale, lease or other conveyance of substantially all of the assets of such Person.

“Claims” means all causes of action, claims, demands, rights and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.

“Common Stock” shall mean the common stock, par value $0.001 per share, of Purchaser.

“Employee” means any individual who is employed or engaged by Seller or by any of its Affiliates in connection with the development, manufacture and sale of the Products and listed on Exhibit A attached hereto under the heading “Employees.”

“Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation or expatriation Contract between Seller or any of its Affiliates and any Employees directly relating to such Employee’s terms or conditions of employment.

“Employee Plan” means any plan, program, policy, practice, agreement or other arrangements providing for compensation, severance, termination pay, pension benefits, retirement benefits, deferred compensation, performance awards, stock or stock-related awards, material fringe benefits (including health, dental, vision, life, disability, sabbatical, accidental death and dismemberment benefits), or other material employee benefits or material remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, excluding any Employee Agreement, which is or has been maintained by Seller or its ERISA Affiliates for the benefit of any Employee or with respect to which Seller or any ERISA Affiliate has any liability or obligation to any Employee.

“Employment Liabilities” shall mean any and all claims, debts, liabilities, commitments and obligations, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, to the extent arising from service with Seller or an Affiliate of Seller prior to the Closing, including all costs and expenses relating thereto arising under law, rule, regulation, permit, action or proceeding before any governmental authority, order or consent decree or any award of any arbitrator of any kind relating to any Employee Plan, Employee Agreement or otherwise relating to an Employee and his or her employment with Seller or any ERISA Affiliate through the Closing Date, including but not limited to payments or entitlements that Seller owes or has committed to pay to the Transferred Employees, including wages, other remuneration, holiday or vacation pay, bonus, severance pay (statutory or otherwise), commission, pension contributions, taxes and any other liability, payment or obligations arising from the employment of the Transferred Employees by Seller prior to the Closing.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each subsidiary of Seller for which any Employee regularly performs significant services and any other person or entity under common control with Seller or any of its subsidiaries for which any Employee regularly performs significant services within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Excluded Contracts” means all Contracts that are not Purchased Contracts.

“Furniture and Equipment” means the furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property of Seller listed on Exhibit A attached hereto under the heading “Furniture and Equipment.”

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Indebtedness” of any Person means, without duplication, (i) the principal of and, accreted value and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment for which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities; (iii) all obligations of the type referred to in clauses (i) and (ii) of any Persons the payment for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all intellectual property rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (ii) all trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) all Internet domain names; (iv) all copyrights and mask works, along with all applications, registrations, reversions, extensions and renewals thereof (collectively, “Copyrights”); and (v) trade secrets and rights in information that is not generally known or readily ascertainable through proper means (“Trade Secrets”).

“Intellectual Property Licenses” means (i) any grant by Seller to a third Person of any license under the Purchased Intellectual Property or to any Purchased Technology and (ii) any grant to Seller of any license under any third Person’s Intellectual Property related primarily to the Products, in each case as listed on Exhibit A as part of the Purchased Contracts.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“International Employee Plan” shall mean each Employee Plan that has been adopted or maintained by Seller or any ERISA Affiliate, whether informally or formally, or with respect to which Seller or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.

“Inventory” means raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories owned by Seller listed on Exhibit A under the heading “Inventory.”

“Inventory Transfer Date” means, as to any item of Inventory, the earlier of (i) the date of the termination of the Transition Services Agreement in accordance with Section 6 of the Transition Services Agreement or (ii) the date on which the title to such item of Inventory is transferred to Purchaser pursuant to Section 7.8 hereof.

“Knowledge of Seller” means the actual knowledge of those Persons identified on Schedule 1.1(a) of the Seller Disclosure Schedule.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction; provided, however, that neither any Intellectual Property Licenses nor any licenses pursuant to this Agreement or the Transfer Documents shall be considered a Lien on any Intellectual Property.

“Milestone Payment Date” shall mean July 20, 2009.

“Multiemployer Plan” means any Pension Plan that is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Operation” means the ordinary and usual course of operations conducted by Seller or its Affiliates using the Purchased Assets.

“Pension Plan” shall mean each Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or, as set forth in Schedule 1.1(b) of the Seller Disclosure Schedule, the amount or validity of which is being contested in good faith by appropriate proceedings.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Prepayments” means all prepaid items and deposits paid by Seller or any of its Affiliates in connection with the Purchased Contracts, and any claim, remedy or other right related to any of the foregoing.

“Products” means certain of the products developed, manufactured, marketed or sold by Seller, as listed on Exhibit A attached hereto under the heading “Products.”

“Purchased Contracts” means the Contracts and open purchase orders identified as Purchased Contracts on Exhibit A attached hereto.

“Purchased Intellectual Property” means only certain Intellectual Property owned by Seller as set forth on Exhibit A attached hereto under the heading “Purchased Intellectual Property.”

“Purchased Technology” means only that Technology identified as Purchased Technology on Exhibit A attached hereto under the heading “Purchased Technology.”

“Purchased Product Material and Information” means all collateral materials, brochures, manuals, promotional materials, sales materials, display materials and product information materials relating primarily to the Products.

“Purchaser Material Adverse Effect” means a material adverse effect on the operations, financial condition, earnings, results of operations, assets or Liabilities of Purchaser or the ability of Purchaser to perform its obligations under this Agreement or the Stock Purchase Agreement, to consummate the transactions contemplated hereby or thereby or to own or operate the Purchased Assets and pay and discharge the Assumed Liabilities.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“SEC” means the United States Securities and Exchange Commission.

“Seller Material Adverse Effect” means a material adverse effect on (i) the value of the Purchased Assets (taken as a whole), or (ii) the ability of Seller to perform its obligations under each of this Agreement, License Agreement and the Transition Services Agreement or to consummate the transactions contemplated hereby and thereby.

“Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross income, gross receipts, capital, sales, use, ad valorem, value added, intangible, unitary, transfer, franchise, profits, inventory, capital stock, license, withholding, backup withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, prohibited transactions, windfall or excess profits and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, whether disputed or not; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any Person for Taxes.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Tax Return” means any written or electronic return, report or statement filed or required to be filed with respect to any Tax (including any attachments and schedules thereto, and any amendment thereof), including any information return, certificate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller or any of its Affiliates.

“Technology” means all technology in any form, including technical information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, computer programs, subroutines, tools, materials, specifications, processes, inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, works of authorship, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transfer Documents” means the Bill of Sale attached hereto as Exhibit B (the “Bill of Sale”), the Assignment and Assumption Agreement attached hereto as Exhibit C (the “Assignment and Assumption Agreement”), the License Agreement attached hereto as Exhibit D (the “License Agreement”), the Transition Services Agreement attached hereto as Exhibit E (the “Transition Services Agreement”), the Stock Purchase Agreement attached hereto as Exhibit F (the “Stock Purchase Agreement”), the Amended and Restated Certificate of Incorporation of Purchaser attached hereto as Exhibit G (the “Certificate of Incorporation”), the Amended and Restated Investors’ Rights Agreement attached hereto as Exhibit H (the “Investors’ Rights Agreement”), the Amended and Restated Right of First Refusal and Co-Sale Agreement attached hereto as Exhibit I (the “First Refusal and Co-Sale Agreement”), the Amended and Restated Voting Agreement attached hereto as Exhibit J (the “Voting Agreement”), and the Board Observer and Confidentiality Agreement (the “Board Observer Agreement”) attached hereto as Exhibit K, each to be executed and delivered at or prior to the Closing.

“Transferred Employee” means an Employee who becomes a service provider to the Purchaser or any of its Affiliates.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Definition
Agreement	Preamble, Preamble, Preamble
Asset Acquisition Statement	Section 2.8
Assignment and Assumption Agreement	Section 1.1
Assumed Liabilities	Section 2.3
Basket	Section 10.5(a)
Bill of Sale	Section 1.1
Board Observer Agreement	Section 1.1
Cash Payment Election Period	Section 10.6(a)
Certificate of Incorporation	Section 1.1
Closing	Section 4.1
Closing Common Shares	Section 3.1
Closing Date	Section 4.1
Closing Preferred Shares	Section 3.1
Closing Shares	Section 3.1
Common Escrowed Shares	Section 3.3(a)
Common Per Share Value	Section 10.5(e)

control	Section 1.1
Copyrights	Section 1.1
Covenant Survival Period	Section 10.1(b)
Discloser	Section 7.4
Escrowed Shares	Section 3.3(a)
Exceptional Matters	Section 10.1(a)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.4
First Refusal and Co-Sale Agreement	Section 1.1
Indemnification Cap	Section 10.5(e)
Indemnification Claim	Section 10.4(b)
Inventory Services	Section 7.8
Investors’ Rights Agreement	Section 1.1
License Agreement	Section 1.1
Marks	Section 1.1
Maximum Threshold	Section 3.2(a)
Measurement Period	Section 3.2(a)
Milestone Common Shares	Section 3.1
Milestone Preferred Shares	Section 3.1
Milestone Shares	Section 3.1
Minimum Threshold	Section 3.2(b)
NDA	Section 7.4
Notice of Claim	Section 10.4(a)
Open Source Materials	Section 5.6(h)
Patents	Section 1.1
Plan	Section 3.1
Preferred Escrowed Shares	Section 3.3(a)
Press Release	Section 7.6(a)
Purchased Assets	Section 2.1
Purchaser Assumed Accounts Payable	Section 2.3(d)
Purchaser Documents	Section 6.2
Purchaser Indemnified Parties	Section 10.2(a)
Recipient	Section 7.4
RFID Revenue	Section 3.2(a)
SEC	Section 7.4
Seller Accounts Payable	Section 2.4(c)
Seller Accounts Receivable	Section 2.2(c)
Seller Disclosure Schedule	Article V
Seller Documents	Section 5.2
Seller Indemnified Parties	Section 10.3(a)
Seller Marks	Section 7.7
Standards Body	Section 5.6(i)
Stock Purchase Agreement	Section 1.1
Survival Period	Section 10.1(a)
Trade Secrets	Section 1.1
Transaction Terms	Section 7.4

Transition Services Agreement	Section 1.1
Unit Value	Section 10.6(c)
Units	Section 10.6(a)
Voting Agreement	Section 1.1
Warranty Eligible Products	Section 2.4(g)

1.3 Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would have a Seller Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, and solely with respect to the Inventory, at the applicable Inventory Transfer Date, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser all of Seller’s right, title and interest in, to and under the assets described below, all as set forth in further detail on Exhibit A attached hereto (the “Purchased Assets”):

(a) the Purchased Contracts;

(b) the Purchased Product Materials and Information;

(c) the Furniture and Equipment;

(d) the Inventory;

(e) the Purchased Intellectual Property;

(f) the Purchased Technology;

(g) to the extent assignable, the Permits listed on Exhibit A attached hereto under the heading “Permits”;

(h) all Prepayments associated with Purchased Contracts that are assigned to and assumed by Purchaser;

(i) the Books and Records; and

(j) to the extent assignable, all rights of indemnity, warranty rights, rights of contribution, rights to refunds and other rights to recovery to the extent relating to the Purchased Assets;

The Purchased Intellectual Property and the Purchased Technology shall be subject to any licenses granted to Seller pursuant to any Transfer Document. The Purchased Intellectual Property and the Purchased Technology may be further obligated to be non-exclusively licensed, with or without receipt of payment, as a result of Seller’s or its Affiliates’ participation in various Standards Bodies as set forth on Schedule 5.6(h) of the Seller Disclosure Schedule. To the extent that Seller or any of its Affiliates is required to ensure that successors assume such obligations to license with respect to the Purchased Intellectual Property or the Purchased Technology, Purchaser shall assume such obligations as of the Closing.

2.2 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean all assets, properties, interests and rights of Seller and any of its Affiliates other than the Purchased Assets, including without limitation each of the following assets:

(a) the Excluded Contracts;

(b) all cash, cash equivalents, bank deposits or similar cash items of Seller and its Affiliates;

(c) all accounts receivable of Seller and its Affiliates existing on the Closing Date (including, for the avoidance of doubt, (i) invoiced accounts receivable and (ii) accrued but uninvoiced accounts receivable) whether or not arising from or related to the Purchased Assets (the “Seller Accounts Receivable”);

(d) all minute books, organizational documents, stock registers and such other books and records of Seller or any of its Affiliates;

(e) any Intellectual Property of Seller and its Affiliates other than the Purchased Intellectual Property;

(f) any Technology of Seller other than the Purchased Technology;

(g) any personnel files pertaining to any Employee;

(h) any other books and records of Seller and its Affiliates other than the Books and Records;

(i) all Claims of Seller or any of its Affiliates to the extent related to any of the other Excluded Assets or any of the Excluded Liabilities;

(j) all Claims of Seller or any of its Affiliates with respect to the Purchased Assets to the extent related to events or breaches occurring on or prior to the Closing, including any causes of action, claims and rights which Seller or its Affiliates may have under any insurance policies or rights to proceeds thereof relating to the assets, properties, business or operations of Seller or any of its Affiliates;

(k) all claim, right or interest of Seller or any of its Affiliates in or to any refund, rebate, abatement or other recovery for Taxes paid by Seller or any of its Affiliates that are not reimbursed by Purchaser, together with any interest due thereon or penalty rebate arising therefrom, to the extent the basis of such claim, right or interest arises or accrues prior to the Closing;

(l) all Prepayments associated with any Contract that is not assigned to and assumed by Purchaser;

(m) all Employee Plans;

(n) all Tax returns and financial statements of Seller and its Affiliates and all records (including working papers) related thereto;

(o) all enterprise software, databases and networks of Seller or its Affiliates, including all sales management, engineering, materials, business planning, manufacturing, logistics, finance and accounting systems utilized in the use of the Purchased Assets;

(p) all inventory of Seller, including but not limited to any parts, components, work-in-process and raw materials of Seller, other than the Inventory;

(q) all ownership interests of Seller and its Affiliates in any Person;

(r) all Permits, except the Permits listed on Exhibit A attached hereto under the heading “Permits”; and

(s) all rights that accrue to Seller under this Agreement.

2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform, pay and discharge in accordance with their respective terms, the following Liabilities of Seller (collectively, the “Assumed Liabilities”):

(a) all Liabilities resulting from, arising out of or related to the Purchased Contracts that are incurred or required to be paid, performed or otherwise discharged on or after the Closing Date, other than for breaches or violations of such Purchased Contracts occurring prior to the Closing Date;

(b) Liabilities arising out of, relating to or with respect to the employment or performance of services by any Transferred Employee from and after the Closing Date and Liabilities assumed by Purchaser pursuant to Section 8.5 of this Agreement;

(c) Liabilities arising from the Products sold by Purchaser after the Closing Date, relating to product liability, warranty, refund or similar claims or returns, adjustments, allowances or repairs.

(d) Liabilities constituting, or arising in connection with, accounts payable to Catena Holding b.v. with respect to the Catena Agreement from and after the Closing Date (regardless of when incurred), as set forth on Schedule 2.3(d) of the Seller Disclosure Schedule (the “Purchaser Assumed Accounts Payable”);

(e) excise, value added, registration, recording, documentary, filing, conveyancing, sales, use, stamp, transfer, real or personal property, ad valorem and other similar Taxes applicable to the transfer of the Purchased Assets, to the extent set forth in Sections 11.1(a) and 11.1(b);

(f) all other Liabilities with respect to the Products, the Purchased Assets or the Transferred Employees arising after the Closing (other than those, if any, expressly retained by Seller pursuant to this Agreement), and, solely with respect to the Inventory, all Liabilities arising after the applicable Inventory Transfer Date;

(g) Liabilities for Taxes relating to the Purchased Assets for all taxable periods (or portions thereof) beginning after the Closing Date, apportioned as set forth in Section 11.1(b); and

(h) all other Liabilities that are expressly assumed by Purchaser under this Agreement.

2.4 Excluded Liabilities. Purchaser will not assume or be liable for any Excluded Liabilities. “Excluded Liabilities” shall mean all Liabilities of Seller and its Affiliates other than the Assumed Liabilities, and shall include without limitation the following Liabilities:

(a) all Liabilities arising out of Excluded Assets, including Excluded Contracts;

(b) Liabilities (i) resulting from, arising out of or related to the Purchased Contracts or the Products that are required to be paid, performed or otherwise discharged prior to the Closing Date and (ii) arising from the defective Products sold by Seller prior to the Closing Date.

(c) Liabilities constituting, or arising in connection with, accounts payable of Seller existing on the Closing Date, other than with respect to the Catena Agreement (the “Seller Accounts Payable”);

(d) Except to the extent specifically provided in Article VIII, (i) all Employment Liabilities to Employees; (ii) all payments with respect to the Transferred Employees that are due to be paid prior to or on the Closing Date (including, without prejudice to the generality of the foregoing, pension contributions, insurance premiums and taxation) to any third party in connection with the employment by Seller or its Affiliates prior to the Closing Date of any of the Transferred Employees; (iii) any non-forfeitable claims of any Transferred Employees from their prior employment with Seller or an ERISA Affiliate which have been incurred or accrued on or prior to the Closing Date; and (iv) all costs and disbursements incurred in connection with the termination of any employment of any Employee prior to or in connection with the Closing Date (including any Employee who does not accept an offer of employment with Purchaser);

(e) except as otherwise provided in Sections 2.3 (e), 2.3(g), and 11.1, all Liabilities for Taxes (i) for all taxable periods in the case of Taxes relating or attributable to the Excluded Assets, (ii) for all taxable periods (or portions thereof) ending on or prior to (or, to the extent attributable to the portion of such period ending on the Closing Date, including) the Closing Date, in the case of Taxes relating or attributable to the Purchased Assets and (iii) under any Tax allocation, sharing, indemnity or similar agreement to which Seller of any of its Affiliates is a party;

(f) all Liabilities relating to amounts required to be paid by Seller hereunder; and

(g) the cost of servicing or replacing any Products sold, leased or transferred by Seller prior to the Closing that are eligible for, and entitled to, coverage at the time that such claim for warranty service or replacement is made under the express or implied warranties delivered with such Products by Seller (“Warranty Eligible Products”).

2.5 Servicing Warranty Eligible Products. Purchaser will use commercially reasonable efforts to service or replace all Warranty Eligible Products. All costs incurred by Purchaser with respect to servicing or replacing Warranty Eligible Products shall be deemed to be Losses pursuant to Section 10.2(a)(iii). For purposes of clarity, any cost incurred by Purchaser for voluntarily providing warranty coverage for a Product sold by Seller prior to the Closing that is no longer eligible for such warranty coverage shall not be deemed to be a Loss pursuant to this Agreement.

2.6 Further Conveyances and Assumptions; Consent of Third Parties. From time to time following the Closing, Seller and Purchaser shall execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to (i) consummate or implement expeditiously the transactions contemplated by this Agreement or the other Transaction Documents or (ii) seek to obtain any required third party consent or approval to the assignment of any Purchased Contracts; provided, however, that Seller and its Affiliates shall have no obligation to incur any expenses or Liabilities or provide any financial accommodation or to remain secondarily or contingently liable for any Assumed Liability in seeking to obtain any such consent. Purchaser and Seller shall use their respective commercially reasonable efforts to seek to obtain, or seek to cause to be obtained, any consent, substitution, approval or amendment required to novate all Liabilities under any and all Purchased Contracts or other Liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of Seller and its Affiliates so that, in any such case, Purchaser shall be solely responsible for such Liabilities.

2.7 Bulk Sales Laws. The parties hereto waive compliance of any provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

2.8 Purchase Price Allocation. Seller and Purchaser shall allocate the total consideration as specified in Schedule 2.8 of the Seller Disclosure Schedule and, in accordance with Section 1060 of the Code, Seller shall prepare and deliver to Purchaser copies of Form 8594 consistent with such allocation and any required exhibits thereto (the “Asset Acquisition Statement”) within thirty (30) days after Closing. The total consideration for the Purchased Assets shall be allocated in accordance with the Asset Acquisition Statement, provided by Seller to Purchaser, and all income Tax Returns and reports filed by Purchaser and Seller shall be prepared consistently with such allocation. Neither Purchaser nor Seller shall, nor shall they permit their respective Affiliates to, take any position inconsistent with the Asset Acquisition Statement.

ARTICLE III

CONSIDERATION

3.1 Consideration. In consideration for the Purchased Assets, subject to the terms and conditions set forth in this Agreement and the Stock Purchase Agreement, in addition to the assumption by Purchaser of the Assumed Liabilities, Purchaser agrees to deliver to Seller (i) at the Closing, stock certificates validly issued in the name of Seller representing (A) 4,006,160 shares (less the shares held pursuant to Section 3.3 below) of Purchaser’s Series E Preferred Stock (the “Closing Preferred Shares”), and (B) 4,734,553 shares (less the shares held pursuant to Section 3.3 below) of Purchaser’s Common Stock (the “Closing Common Shares”, and together with the Closing Preferred Shares, the “Closing Shares”); and (ii) at the Milestone Payment Date, subject to Section 3.3 below, stock certificates validly issued in the name of Seller representing (A) the number of shares of Purchaser’s Series E Preferred Stock that equals up to one and one-quarter percent (1.25%) (calculated on a post issuance basis) of the sum of (x) 145,678,560 shares (as adjusted for stock splits, combinations and the like), plus (y) that number of additional shares equal to any increase in the current authorized number of shares for issuance under Purchaser’s 2000 Stock Plan (“Plan”) as set forth in Section 2.3(c)(iii) of the Stock Purchase Agreement or are the subject of any award under the Plan or any other equity incentive plan or award of Purchaser between the Closing Date and the last day of the Measurement Period (other than, for avoidance of doubt, such shares that were outstanding or reserved under the Plan immediately prior to the Closing), minus (z) that number of shares of capital stock that are repurchased or cancelled by Purchaser between the Closing Date and the last day of the Measurement Period that do not otherwise become available for issuance pursuant to any equity incentive plan, after giving effect to the issuance of the Milestone Shares (the “Milestone Preferred Shares”) and (B) the number of shares of Purchaser’s Common Stock that equals up to two and three-quarters percent (2.75%) (calculated on a post issuance basis) of the sum of (x) 145,678,560 (as adjusted for stock splits, combinations and the like) shares, plus (y) that number of additional shares equal to any increase in the current authorized number of shares for issuance under the Plan as set forth in Section 2.3(c)(iii) of the Stock Purchase Agreement or are the subject of any award under the Plan or any other equity incentive plan or award of Purchaser between the Closing Date and the last day of the Measurement Period (other than, for avoidance of doubt, such shares that were outstanding or reserved under the Plan immediately prior to the Closing), minus (z) that number of shares of capital stock that are repurchased or cancelled by Purchaser between the Closing Date and the last day of the Measurement Period that do not otherwise become available for issuance pursuant to any equity incentive plan, after giving effect to the issuance of the Milestone Shares (the “Milestone Common Shares,” and together with the Milestone Preferred Shares, the “Milestone Shares”).

3.2 Issuance and Delivery of Milestone Shares.

(a) If, during the period beginning July 3, 2008 and ending July 3, 2009 (the “Measurement Period”), the total revenue of Purchaser generated from the sale of the Products and any additional products of Purchaser derived from the Purchased Assets (the “RFID Revenue”) shall equal or exceed Seven Million Dollars ($7,000,000) (the “Maximum Threshold”), then, at the Milestone Payment Date, Purchaser shall deliver to Seller stock certificates validly issued in the name of Seller pursuant to the Stock Purchase Agreement representing 100% of the Milestone Preferred Shares and 100% of the Milestone Common Shares.

(b) If the RFID Revenue generated during the Measurement Period shall be equal to or less than Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Minimum Threshold”), then no Milestone Shares shall be issued to Seller.

(c) If the RFID Revenue generated during the Measurement Period shall be greater than Two Million Five Hundred Thousand Dollars ($2,500,000) but less than Seven Million Dollars ($7,000,000), then the number of Milestone Shares issuable to Seller by Purchaser (as represented in validly issued in stock certificates pursuant to the Stock Purchase Agreement) at the Milestone Payment Date shall be determined in accordance with subclauses (i) and (ii) below:

(i) The number of Milestone Preferred Shares issuable to Seller shall equal the number obtained by the following formula:

100% of the Milestone Preferred Shares	X	RFID Revenue – Minimum Threshold
Maximum Threshold – Minimum Threshold

(ii) The number of Milestone Common Shares issuable to Seller shall equal the number obtained by the following formula:

100% of the Milestone Common Shares	X	RFID Revenue – Minimum Threshold
Maximum Threshold – Minimum Threshold

(d) Purchaser shall deliver to Seller Purchaser’s calculation of the number of Milestone Shares (based on Purchaser’s calculation of the RFID Revenue during the Measurement Period as determined from Purchaser’s internal management financial statements) as promptly as practicable but no later than 30 days after the expiration of the Measurement Period. Upon receipt of Purchaser’s audited financial statements for the year ended December 31, 2009, the number of Milestone Shares shall be recomputed on the basis of such audit, and if such recalculation results in an adjustment in the number of Milestone Shares, then any excess Milestone Shares previously issued shall be cancelled or additional Milestone Shares shall promptly be issued, as the case may be, and the parties shall make the appropriate substitution and exchange of stock certificates as may be required to evidence such cancellation or additional issuance. Any calculation of the number of Milestone Shares shall be accompanied by a detailed statement of sales of relevant products and copies of relevant work papers detailing the calculation. Seller shall have the right to review and dispute any calculation or measurement relevant to the number of Milestone Shares issuable to Seller and Purchaser shall grant Seller such access to Purchaser’s financial and sales records and to Purchaser’s employees as Seller may reasonably request for such purpose. Any such request by Seller for such additional information or access shall be made within 10 days following Purchaser’s initial delivery of the Milestone Shares and within 10 days following Purchaser’s delivery of any recomputation of such Milestone Shares following the audit for fiscal year 2009. Any challenge by Seller to

Purchaser’s calculation or recomputation must be made within 30 days after Purchaser’s delivery of the calculation or recomputation, together with all relevant supporting materials and any additional information or materials requested by Seller. Any dispute as to the number of the Milestone Shares issuable to Seller under this Section 3.2 and the means of determination thereof shall be resolved in accordance with Section 11.3 hereof.

3.3 Escrowed Shares.

(a) On the Closing Date, Purchaser shall hold in escrow stock certificates representing (i) 400,616 shares of the Closing Preferred Shares (the “Preferred Escrowed Shares”) and (ii) 473,455 shares of the Closing Common Shares (the “Common Escrowed Shares,” and together with the Preferred Escrowed Shares, the “Escrowed Shares”), all validly issued in the name of Seller pursuant to the Stock Purchase Agreement (but subject to an assignment separate from certificate duly executed and delivered by Seller). Seller shall have all rights of a shareholder with respect to such Escrowed Shares, including without limitation (x) the right to vote all Escrowed Shares and (y) the right to receive all dividends and distributions (other than stock dividends, which shall be retained in escrow and become part of the Escrowed Shares) with respect to the Escrowed Shares.

(b) The Escrowed Shares shall be released to Seller in accordance with Section 10.1(c) hereof.

ARTICLE IV

CLOSING

4.1 Closing Date. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 701 Fifth Avenue, Suite 5100, Seattle, Washington 98104 (or at such other place as the parties may designate in writing) on the date of this Agreement (the “Closing Date”). The closing under the Stock Purchase Agreement shall occur simultaneously with the Closing under this Agreement. At the Closing the parties shall execute and deliver the documents and agreements, and make the other deliveries, described in Article IX.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in a document of even date herewith and delivered by Seller to Purchaser prior to the execution and delivery of this Agreement and referring by numbered section (and, where applicable, by lettered subsection) of the representations and warranties in this Agreement (the “Seller Disclosure Schedule”) (provided, that any disclosure shall qualify the disclosure under the numbered section referred to in the Seller Disclosure Schedule as well as all other sections in this Agreement when it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections), Seller hereby represents and warrants to Purchaser as of the Closing Date (except to the extent any of the following representations and warranties specifically relate to an earlier date) as follows:

5.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate the Purchased Assets as now owned and operated by it. Seller is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns, leases or conducts business with any Purchased Assets, except where the failure to be so qualified, authorized or in good standing would not have a Seller Material Adverse Effect. Schedule 5.1 of the Seller Disclosure Schedule sets forth each state or country in which Seller owns or leases any of the Purchased Assets or has Employees.

5.2 Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or the Stock Purchase Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement or the Stock Purchase Agreement (the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all requisite corporate action on the part of Seller, and no other action on the part of the board of directors or stockholders of Seller is required to authorize the execution and delivery by Seller of this Agreement and the Seller Documents to which it is a party. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 5.3(a) of the Seller Disclosure Schedule, none of the execution, delivery and performance by Seller of this Agreement or any of the other Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or modification, an additional material contractual right or entitlement to any increased, additional, accelerated or guaranteed payment, or the loss of any material benefit, or the imposition of any Lien on any of the Purchased Assets, under, any provision of: (i) the certificate of incorporation and by-laws or comparable organizational documents of Seller; (ii) any Purchased Contract or Permit included in the Purchased Assets; (iii) any Order of any Governmental Body applicable to Seller or by which any of the properties or assets of Seller are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not have a Seller Material Adverse Effect.

(b) Except as set forth on Schedule 5.3(b) of the Seller Disclosure Schedule, no consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or the other Seller Documents, the compliance by Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure to obtain which would not have a Seller Material Adverse Effect.

5.4 Title to and Condition of Purchased Assets. Except as set forth in Schedule 5.4 of the Seller Disclosure Schedule, and subject to the limitations set forth in Section 2.1, Seller owns and has good and valid title to each of the Purchased Assets, free and clear of all Liens other than Permitted Exceptions. Seller has provided to Purchaser a complete and accurate list of those physical assets and tools of Seller that are, to the best Knowledge of Seller, used in the Ordinary Course of Business with respect to the Products during the twelve (12) month period immediately preceding the Closing Date, other than (a) physical assets or tools of a type used for common business purposes that are not unique to Seller’s RFID business, including (by way of example and without limitation), office furniture and equipment, enterprise computers and other tools and equipment used for accounting, human resources management, payroll and other common business purposes, and (b) physical assets or tools having a value less than $10,000. Each item of tangible personal property included in the Purchased Assets has been, in all material respects, maintained in accordance with normal industry practice, is in reasonable operating condition in light of its age and is suitable for the purposes for which it presently is used. Each item of Inventory is in a condition that complies with Seller’s specifications for the Products and is consistent with the Products sold by Seller prior to the Closing.

5.5 Taxes.

(a) Except as set forth on Schedule 5.5(a) of the Seller Disclosure Schedule, and to the extent that failure to do so would have a Seller Material Adverse Effect, (i) Seller has timely filed, or there have been timely filed on Seller’s behalf, all Tax Returns required to be filed with the appropriate Taxing Authorities in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted or to be obtained on behalf of Seller); and (ii) all material Taxes payable with respect to such Tax Returns have been paid.

(b) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(c) To the Knowledge of Seller, no Claim, action, suit, proceeding or audit is pending against or with respect to the Purchased Assets regarding Taxes.

(d) Neither Seller nor any of its Affiliates has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency that would have a Seller Material Adverse Effect.

(e) There are no Liens for Taxes on any of the Purchased Assets (other than Liens for current Taxes not yet due and payable).

(f) To the Knowledge of Seller, Seller does not have any Liabilities for unpaid Taxes with respect to the Purchased Assets for which Purchaser may become liable as a result of the transactions contemplated by this Agreement, other than Taxes contemplated by Section 11.1(a).

This Section 5.5 represents the sole and exclusive representation and warranty of Seller regarding Tax matters.

5.6 Intellectual Property.

(a) To the Knowledge of Seller, except as set forth on Schedule 5.6(a) of the Seller Disclosure Schedule and subject to the matters set forth in Section 2.1, Seller owns all Purchased Intellectual Property and Purchased Technology.

(b) Except as set forth on Schedule 5.6(b) of the Seller Disclosure Schedule and subject to the matters set forth in Section 2.1, to the Knowledge of Seller, (i) none of the Purchased Intellectual Property, the Purchased Technology or the Products infringes or results from the misappropriation of any third party Intellectual Property, and provided that, for purposes of this Section 5.6(b)(i), the Knowledge of Seller with respect to infringement of any third party Patent shall be based on actual written notice received by Seller, (ii) Seller has no Knowledge of any particular instance of a third party that is infringing or misappropriating any Purchased Intellectual Property or Purchased Technology and (iii) none of the Purchased Intellectual Property, Purchased Technology or Products is the subject of any current claim of infringement or misappropriation received by Seller in writing. For the avoidance of doubt, a Product shall not be deemed to infringe or misappropriate a Copyright, Trade Secret or Patent of any Person, and Seller shall not be deemed to have received a claim from a Person for purposes of this Section 5.6, based on any (A) manufacturing method or process generally used by Seller and not limited to the Purchased Assets, (B) alleged or actual infringement by an underlying component unless such component is material and unique to the Products currently available from Seller, or (C) alleged or actual infringement required for the compliance or advertised compliance with an industry standard or recognized specification available for licensing through a standards body, an adopters group or other organization.

(c) To the Knowledge of Seller, the Purchased Intellectual Property is valid and enforceable. Notwithstanding any of the foregoing in this Section 5.6(c), none of the representations or warranties in this Section 5.6(c) shall be deemed or construed as a representation or warranty of any kind or nature, express or implied, regarding non-infringement or misappropriation of any Intellectual Property, which is addressed exclusively in Section 5.6(b) above.

(d) Except as set forth on Schedule 5.6(d), Seller has taken reasonable steps to maintain the secrecy of material Trade Secrets related to or embodied by the Products.

(e) Schedule 5.6(e) of the Seller Disclosure Schedule sets forth all Purchased Intellectual Property that is the subject of any application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Body.

(f) The Purchased Intellectual Property and Purchased Technology, together with the Patents and Trade Secrets licensed by Seller to Purchaser under the Intellectual Property Agreement, include all material Intellectual Property and material Technology owned by Seller related to the manufacture, sale, promotion, distribution or other disposition of the Products. Notwithstanding any of the foregoing in this Section 5.6(f), none of the representations or warranties in this Section 5.6(f) shall be deemed or construed as a representation or warranty of any kind of nature, express or implied, regarding non-infringement or misappropriation of any Intellectual Property, which is addressed exclusively in Section 5.6(b) above, or regarding the probable success or profitability of the operations related to the development, manufacture and sale of the Products.

(g) Neither this Agreement nor the completion of the transactions contemplated by this Agreement (solely in and of themselves and without further action by Purchaser) will result in any of the following to the extent that the following would not have occurred in the absence of this Agreement or the completion of the transactions contemplated by this Agreement: (i) Purchaser granting to any third Person any right to any Purchased Intellectual Property (ii) Purchaser becoming bound by or made subject to any non-compete or other restriction on the operation or scope of its business related to the Products; or (iii) Purchaser becoming subject to the right of any third Person to receive source code used in the Products without an obligation of confidentiality by such third Person.

(h) Except as set forth on Schedule 5.6(h) of the Seller Disclosure Schedule, Seller has not incorporated Open Source Materials into any proprietary software included in the Purchased Technology or Products. “Open Source Materials” are any copyrighted materials that are licensed to Seller under terms that require, as a condition of use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials must be (i) disclosed or distributed to any third party in source code form, (ii) licensed to third parties with the right to make derivative works without restrictions, or (iii) redistributable at no charge (including the GNU General Public License (GPL) and GNU Lesser General Public License (LGPL)). Except as set forth on Schedule 5.6(h) of the Seller Disclosure Schedule, Seller has not disclosed to any third Person any source code used in the Products without an obligation of confidentiality by such third Person.

(i) To the Knowledge of Seller, Schedule 5.6(i) of the Seller Disclosure Schedule lists all Standards Bodies in which the business unit of Seller conducting the business related to the Products has participated or is participating, or is or has been a member, where, as a result of such participation or membership, the Purchased Intellectual Property or Purchased Technology is required to be non-exclusively licensed to third parties, with or without payment. “Standards Body” means any formal or informal organization, body or group, including Special Interest Groups (SIGs), Standard Definition Organizations (SDOs) and any similar organization, which is engaged in or which has been, or is in the process of, setting, establishing or promulgating any industry or product standards or the terms under which Intellectual Property will be licensed or establishing any rules binding on members under which Patents essential to the practice of such standard must be licensed.

5.7 Purchased Contracts. Seller has delivered to Purchaser true and complete copies of the Purchased Contracts, including all amendments, modifications and supplements thereto. Each Purchased Contract is a valid and binding obligation of Seller or one of its subsidiaries that is a party thereto and, to the Knowledge of Seller, is a valid and binding obligation of each other Person who is a party thereto, enforceable against it in accordance with its material terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and is in full force and effect, and, none of Seller, any of its subsidiaries or, to the Knowledge of Seller, any other party thereto is in material breach under any Purchased Contract. To the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time, or both, could reasonably be expected to constitute any event of default thereunder. Seller has fulfilled all material obligations required pursuant to each Purchased Contract to have been performed by Seller prior to the date hereof. Schedule 5.7 of the Seller Disclosure Schedule sets forth an accurate and complete list of all types of Contracts used in the Ordinary Course of Operation and exclusively with respect to the Products during the twelve (12) month period immediately preceding the Closing Date other than those used for common business purposes that are not unique to Seller’s RFID business. Subject to Section 2.5 above, Seller has obtained all necessary consents, waivers and approvals of parties to any Purchased Contract as are required thereunder in connection with the Closing.

5.8 Employee Matters.

(a) Employees. Seller has provided Purchaser with a spreadsheet containing complete and accurate information with respect to: (i) Transferred Employee name, position held, annual base salary, target incentive compensation and equity compensation; (ii) net credited service date; (iii) vacation eligibility for calendar year 2008; (iv) visa status; (v) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves); and (vi) the name of any union, collective bargaining agreement or other similar labor agreement, if any, covering such Transferred Employee.

(b) Seller is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, in each case, with respect to Transferred Employees.

(c) There are no actions, suits, claims or administrative matters by a governmental authority pending or, to the Knowledge of Seller, threatened against Seller relating to any Transferred Employee, Employee Agreement or Employment Plan with regard to Transferred Employees, other than claims for benefits in the ordinary course. There are no pending or threatened or reasonably anticipated claims or actions against Seller under any worker’s compensation policy or long-term disability policy with regard to Transferred Employees. Seller is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency or governmental authority with respect to employment practices regarding the Transferred Employees.

(d) Except as set forth in Schedule 5.8(d) of the Seller Disclosure Schedule, the services provided by each of the Transferred Employees are terminable at the will of Seller.

5.9 Labor.

(a) Except as set forth on Schedule 5.9(a) of the Seller Disclosure Schedule, Seller is not a party to any labor or collective bargaining agreement with respect to the Employees, and no labor or collective bargaining agreement is being negotiated by Seller or any of its Subsidiaries.

(b) Except as set forth on Schedule 5.9(b) of the Seller Disclosure Schedule, there are no (i) strikes, labor disputes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Seller, threatened against Seller involving any of the Employees, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Seller, threatened by or on behalf of any Employees. Except as would not reasonably be anticipated to have a Seller Material Adverse Effect, Seller has not engaged in any material unfair labor practices within the meaning of the National Labor Relations Act with respect to the Employees.

5.10 Litigation. Except as set forth on Schedule 5.10 of the Seller Disclosure Schedule, there are no Legal Proceedings pending or, to the Knowledge of Seller, threatened in writing against Seller before any Governmental Body with respect to any of the Purchased Assets. To the Knowledge of Seller, Seller is not subject to any Order of any Governmental Body with respect to any of the Purchased Assets, other than Orders that would not reasonably be anticipated to have a Seller Material Adverse Effect.

5.11 Compliance with Laws; Permits.

(a) Seller is in compliance with all Laws applicable to the ownership and use of the Purchased Assets, other than non-compliance, if any, that would not reasonably be anticipated to have a Seller Material Adverse Effect. Seller has not received any written notice of or been charged with the violation of any Laws with respect to its ownership and use of the Purchased Assets.

(b) Seller is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit included in the Purchased Assets, other than defaults and violations, if any, that would not reasonably be anticipated to have a Seller Material Adverse Effect.

5.12 Financial Advisors. Except as set forth on Schedule 5.12 of the Seller Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and no such Person is entitled to any fee or commission or like payment in respect thereof.

5.13 Customers and Suppliers; Change in Practices. Schedule 5.13 of the Seller Disclosure Schedule lists the top ten (10) customers with respect to the Products, by revenues, during the twelve (12) month period ending 30 days prior to the Closing Date and the top five (5) suppliers with respect to the Products, by expense, during the twelve (12) month period ending 30 days prior to the Closing Date. Except as disclosed in writing to Purchaser prior to the Closing, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to Seller since the beginning of such 12-month period or given any written notice during such 12-month period of its intention to cease or materially reduce such purchases or sales or provision of services, and Seller is not engaged in any dispute with respect to a material provision of a Contract relating to the Purchased Assets or the Products with any such customer or supplier. Since the date that is 90 days prior to the Closing Date, Seller has not changed the prices of the Products, offered any discount or incentive with respect thereto, changed its practices or procedures with respect to its collection of accounts receivable, offered to discount the amount of any account receivable or extended any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect to thereto. Schedule 5.13 of the Seller Disclosure Schedule lists by invoice number, Product sold and sales price for all sales made with respect to the Products during the 30 day period immediately prior to the Closing Date.

5.14 Restrictions on Business Activities. Except as may be set forth in the Purchased Contracts, there is no agreement (noncompetition, field of use, most favored nation or otherwise), commitment, judgment, injunction, order or decree to which Seller is party or which is otherwise binding upon Seller or relates to the Purchased Assets which, by its terms in effect as of the Closing, will have the effect of prohibiting or impairing (a) the conduct of Purchaser’s business following the Closing Date, (b) any acquisition of property (tangible or intangible) by Purchaser in connection with the operation of its business or the Purchased Assets, or (c) the transactions contemplated by this Agreement or the Transaction Documents. Seller has not entered into any agreement which, by its terms in effect as of the Closing, restricts or will restrict Purchaser’s use or operation of the Purchased Assets or sale of the Products following the Closing Date or Seller or Purchaser with respect to selling, licensing or otherwise distributing any of the Purchased Assets or the Products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

5.15 Products. Schedule 5.15(a) of the Seller Disclosure Schedule contains a complete list of each of the products currently being marketed or sold with respect to Seller’s RFID business. Schedule 5.15(b) of the Seller Disclosure Schedule contains a complete list of each of the products in development with respect to Seller’s RFID business. Schedule 5.15(c) of the Seller Disclosure Schedule includes copies of the standard terms and conditions of sale, license or lease for the Products (containing any applicable guaranty, warranty and indemnity provisions).

5.16 No Other Representations or Warranties; Schedules. EXCEPT FOR THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS ARTICLE V, ALL OF THE PURCHASED ASSETS ARE BEING TRANSFERRED ON A “WHERE IS” AND, AS TO CONDITION, “AS IS” BASIS AND SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WHETHER OF MERCHANTABILITY, SUITABILITY, NONINFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE PURCHASED ASSETS OR ANY PART OR ITEM THEREOF, OR AS TO THE CONDITION, DESIGN, OBSOLESCENCE, WORKING ORDER OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OTHERWISE, AND PURCHASER HAS RELIED ON ITS OWN EXAMINATION THEREOF (INCLUDING COPIES OF THE PURCHASED CONTRACTS) IN ELECTING TO ACQUIRE THE PURCHASED ASSETS ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS AGREEMENT; PROVIDED, THAT THE FOREGOING SHALL NOT BE DEEMED TO LIMIT THE WARRANTIES PROVIDED BY ANY THIRD PARTY WITH RESPECT TO THE PURCHASED ASSETS OR PURCHASER’S REMEDIES WITH RESPECT THERETO, TO THE EXTENT SUCH THIRD PARTY WARRANTIES ARE ASSIGNABLE AND ASSIGNED TO PURCHASER UNDER THIS AGREEMENT. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSFER DOCUMENTS, SELLER HAS MADE NO REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE TRANSFER DOCUMENTS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE OPERATIONS RELATED TO THE DEVELOPMENT, MANUFACTURE AND SALE OF THE PRODUCTS. THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE HERETO SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the Closing Date (except to the extent any of the following representations and warranties specifically relate to an earlier date) as follows:

6.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Purchaser is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Purchaser Material Adverse Effect.

6.2 Authorization of Agreement. Purchaser has all requisite power and authority to execute and deliver this Agreement and has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or the Stock Purchase Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated by this Agreement or the Stock Purchase Agreement (the “Purchaser Documents”), and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser, and no other action on the part of the board of directors or stockholders of Purchaser is required to authorize the execution and delivery by Purchaser of this Agreement and Purchaser Documents to which it is a party. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 6.3 of the Purchaser Disclosure Schedule, none of the execution and delivery by Purchaser of this Agreement or any of the other Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws (or other organizational and governing documents) of Purchaser, (ii) any Contract or Permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound, (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the other Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby.

6.4 Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, or to which Purchaser is otherwise a party before any Governmental Body, which would reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser is not subject to any Order of any Governmental Body, except to the extent the same would not reasonably be expected to have a Purchaser Material Adverse Effect.

6.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6 Compliance with Applicable Laws. Purchaser and its Affiliates have complied in all material respects with any applicable Laws relating to their business and properties, except where the failure to comply would not reasonably be expected to have a Purchaser Material Adverse Effect.

6.7 Investigation. Purchaser is a sophisticated purchaser and has conducted such investigation and inspection of the Purchased Assets, the Assumed Liabilities and the Products that Purchaser has deemed necessary or appropriate for the purpose of entering into this Agreement and consummating the transactions contemplated by this Agreement. In executing this Agreement, Purchaser is relying on its own investigation in electing to acquire the Purchased Assets on the terms and subject to the conditions set forth in this Agreement and other Transfer Documents, on the provisions set forth herein and therein, and not on any other statements, presentations, representations, warranties or assurances of any kind made by Seller, any of its Affiliates, its or their representatives or any other Person; provided, that the foregoing shall not be deemed to excuse Seller’s liability for fraud by Seller or its Affiliates.

6.8 Condition of the Purchased Assets. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, PURCHASER ACKNOWLEDGES AND AGREES THAT SELLER IS NOT MAKING ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY SELLER IN ARTICLE V HEREOF (AS MODIFIED BY THE SCHEDULES HERETO AS SUPPLEMENTED OR AMENDED), AND PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED THEREIN, THE PURCHASED ASSETS ARE BEING TRANSFERRED ON A “WHERE IS” AND, AS TO CONDITION, “AS IS” BASIS; PROVIDED, THAT THE FOREGOING SHALL NOT BE DEEMED TO LIMIT THE WARRANTIES PROVIDED BY ANY THIRD PARTY WITH RESPECT TO THE PURCHASED ASSETS OR PURCHASER’S REMEDIES WITH RESPECT THERETO, TO THE EXTENT SUCH THIRD PARTY WARRANTIES ARE ASSIGNABLE AND ASSIGNED TO PURCHASER UNDER THIS AGREEMENT. ANY CLAIMS PURCHASER MAY HAVE FOR BREACH OF REPRESENTATION OR WARRANTY SHALL BE BASED SOLELY ON THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN ARTICLE V HEREOF (AS MODIFIED BY THE SCHEDULES HERETO AS SUPPLEMENTED OR AMENDED).

ARTICLE VII

COVENANTS

7.1 Accounts Receivable.

(a) Following the Closing, if Purchaser or any of its Affiliates receives any payment, refund or other amount that is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement or any other Transfer Document including, without limitation, any Seller Accounts Receivable, Purchaser shall forward to Seller, or cause one of its Affiliates to forward to Seller, immediately upon receipt thereof, such amounts to Seller.

(b) In determining whether a payment received by Purchaser is a payment of a Seller Account Receivable, Purchaser may rely on any invoice or contract number referred to on the payment or in correspondence accompanying such payment. To the extent any payment, refund or other amount received by Purchaser from a customer or other account debtor does not specify which outstanding invoice or receivable it is in payment of and does not correspond in amount to a single specific invoice or contract, such payment shall be applied to the earliest invoice outstanding with respect to indebtedness of such customer or other account debtor, except for those invoices which are subject to a dispute to the extent of such dispute. Following the Closing, Purchaser will provide such cooperation as Seller shall reasonably request, and at Seller’s expense, in connection with Seller’s collection of outstanding Seller Accounts Receivable.

7.2 Accounts Payable. Unless otherwise set forth in the Transition Services Agreement, to the extent that Purchaser receives any invoices for Seller Accounts Payable or statements evidencing amounts owed by Seller or any of its Affiliates to another Person, Purchaser will promptly deliver such documents to Seller.

7.3 Cooperation in Third Party Litigation.

(a) After the Closing, each party shall provide such assistance and cooperation as the other party or its counsel may reasonably request in connection with any Claims, Legal Proceedings or investigations relating to the Purchased Assets, the Excluded Assets, the Excluded Liabilities or the Assumed Liabilities; provided that such duty to assist and cooperate shall be at the cost of the party making such request.

(b) Without limiting the generality of the foregoing, with respect to the Transferred Employees, Purchaser shall, upon Seller’s reasonable request, make each such Transferred Employee reasonably available to Seller, at Seller’s expense (actual out-of-pocket expense only, excluding any time-charge or overhead), for meetings and/or teleconferences in preparation for depositions or any Legal Proceedings in connection with any Claims, Legal Proceedings or investigations relating to the Purchased Assets or the Assumed Liabilities. In addition, Seller shall be permitted to retain copies of and use all documents (whether hard copy, electronic or otherwise) transferred as part of the Purchased Assets, or in the possession of the

Transferred Employees, that relate to any Claims, Legal Proceedings or investigations relating to the Purchased Assets or the Assumed Liabilities.

7.4 Confidentiality. Each of the parties hereto will hold, and will cause its consultants and advisors to hold, in confidence all documents and information furnished to it (a “Recipient”) by or on behalf of another party to this Agreement (a “Discloser”) in connection with the transactions contemplated by this Agreement and each of the other Transfer Documents pursuant to the terms of that certain Corporate Non-disclosure Agreement Number 7137598 entered into by and between Purchaser and Seller as of April 5, 2001, as amended as of June 6, 2007 (the “NDA”) and supplemented by this Section 7.4. The parties hereto acknowledge that the terms and conditions (collectively, the “Transaction Terms”) of this Agreement and other Transfer Documents, including their existence, shall be considered confidential information and shall not be disclosed by either party to any third party except in accordance with the provisions set forth below. In the event that a Recipient is requested or becomes legally compelled (including without limitation, pursuant to securities laws and regulations) to disclose the Transaction Terms or the existence of this Agreement or the Transfer Documents in contravention of the provisions of this Agreement, such Recipient shall provide the Discloser with prompt written notice of that fact before such disclosure and will use commercially reasonable efforts to fully cooperate with Discloser to seek a protective order, confidential treatment, or other appropriate remedy with respect to the disclosure; provided, however, that Recipient shall not be required to expend more than five thousand dollars ($5,000) in good faith legal expenses on seeking a protective order, confidential treatment or other appropriate remedy. To the extent that the aforementioned legal expenses exceeds five thousand dollars ($5,000), Discloser may (at its sole discretion) elect to pay for Recipient’s additional legal expenses in excess of the five thousand dollars ($5,000) solely for the purpose of seeking a protective order, confidential treatment, or other appropriate remedy. If Discloser agrees in writing to pay such additional legal expenses, then Recipient agrees that it will use best efforts to cooperate with Discloser to seek a protective order, confidential treatment, or other appropriate remedy with respect to the disclosure. In such event, Recipient shall furnish for disclosure only that portion of the information which is legally required and shall exercise commercially reasonable efforts (or, to the extent that Seller is paying any legal expenses beyond $5,000, Recipient shall use its best efforts) to obtain reliable assurance that confidential treatment will be accorded such information to the extent reasonably requested by Discloser and to the maximum extent possible under law. Recipient agrees that it will provide Discloser with drafts of any documents, press releases or other filings in which Purchaser is required to disclose this Agreement, the other Transfer Documents, the Transaction Terms or any other confidential information subject to the terms of this Agreement at least two (2) business days prior to the filing or disclosure thereof, and that it will make any changes or redactions to such materials as reasonably requested by Discloser to the extent permitted by law or any rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), as applicable. If confidential treatment is requested by Discloser, Recipient agrees to file such a request on Discloser’s behalf and use commercially reasonable efforts (or, to the extent that Discloser is paying any legal expenses beyond $5,000, Recipient shall use its best efforts) in responding to any SEC comments to pursue assurance that confidential treatment will be granted, in both cases fully cooperating with Discloser (including, without limitation, providing Discloser with the opportunity to review and comment on the request and the responses to any such SEC comments). Neither party will file this Agreement or the other Transfer Documents with any governmental authority or any regulatory body, or disclose the identity of the other party or any other Transaction Terms in any filing except as permitted above. To the extent a conflict exists between the NDA and this Agreement, this Agreement shall control.

7.5 Preservation of Records. Seller and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Purchased Assets for a period of six (6) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance Claims by, Legal Proceedings or Tax audits against or governmental investigations of Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller or Purchaser wishes to destroy such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records within one hundred eighty (180) days after the date of such notice.

7.6 Publicity.

(a) Purchaser and Seller shall issue a joint press release as of the Closing Date with respect to the transactions contemplated by this Agreement in substantially the form attached hereto as Exhibit L (the “Press Release”).

(b) Other than with respect the Press Release, each of Purchaser and Seller agrees that the Transaction Terms or any other information regarding Seller shall not be disclosed or otherwise made available to the public and that copies of this Agreement or any other Transfer Documents shall not be publicly filed or otherwise made available to the public, except in accordance with Section 7.4 hereof.

7.7 Use of Name and Marks. Purchaser agrees that, except to the extent expressly provided under the License Agreement and the Transition Services Agreement, it shall have no right to use of the name “Intel Corporation” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”), and will not at any time hold itself out as having any affiliation with Seller or any of its Affiliates. Except to the extent expressly provided under the License Agreement and the Transition Services Agreement, Purchaser agrees not to use any materials bearing Seller Marks or sell, transfer or ship any products or related materials bearing Seller Marks (a) unless requested to do so by Seller, (b) except to the extent displayed on the hardcopy (non-electronic) form of such materials delivered to Purchaser at the Closing or (c) except as required under Purchased Contracts with customers; provided that Purchaser’s use shall cease, in all cases, not later than the earlier of (i) such time as Purchaser shall have qualified the use of its logo, Trademarks or tradenames with each such customer and (ii) 90 days after the Closing Date, or such later date as may be permitted pursuant to the terms of the Transition Services Agreement solely for the purposes as may be set forth therein, not to exceed one year from the Closing Date. The foregoing rights are subject to Seller’s standard Trademark usage guidelines, a copy of which has been provided to Purchaser, and Seller reserves the right to practice quality control with regard to its marks and any products or services marketed or sold thereunder. Upon the expiration of the foregoing license, all materials bearing any Seller Mark in the possession of Purchaser, any of its Affiliates or any of their respective agents shall be promptly destroyed. Prior to any distribution of any materials bearing Seller Marks, Purchaser shall use its best efforts to redact or modify such materials in order to minimize or eliminate the use of the Seller Marks.

7.8 Inventory. Between the Closing and the applicable Inventory Transfer Date, Seller shall perform services under the Transition Services Agreement with respect to the Inventory, including (a) storing and maintaining each item of Inventory for Purchaser’s benefit, (b) delivering such item of Inventory to any customer designated by Purchaser in its sole discretion and (c) providing order processing and fulfillment services with respect to the Inventory (the “Inventory Services”). Title to any item of Inventory sold by Purchaser after the Closing shall pass to Purchaser, without delivery of any further instrument of assignment or conveyance, when such item of Inventory is delivered from Seller’s facility pursuant to the Transition Services Agreement. For avoidance of doubt, the Inventory shall be used first, before the use of any inventory manufactured or processed by Seller pursuant to the Transfer Services Agreement, to fill any orders from Purchaser’s customers that can be filled with the Inventory. Seller shall have no liability to Purchaser arising from performing the Inventory Services other than from Seller’s failure to perform the Inventory Services in the manner required by Sections 2.1 and 2.5 of the Transition Services Agreement. Notwithstanding the foregoing, any Losses incurred by Purchaser arising from Seller’s breach of Section 2.1(d) hereof shall be subject to the procedures and remedies set forth in Article X hereof.

7.9 Disclosure Schedules; Supplementation and Amendment of Schedules. Either parties hereto may, at its option, include in its respective Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

8.1 Employment. It is expected that prior to the Closing, Purchaser shall make offers of “at-will” employment effective as of the Closing Date to certain of the Employees, provided that Purchaser may elect not to make an offer to any of such Employees in its sole discretion. Any such “at-will” employment offers will: (i) be contingent on Closing; (ii) be subject to and in compliance with Purchaser’s standard human resources policies and procedures, including requirements for proof evidencing a legal right to work in the offeree’s country of current employment; and (iii) have terms, including the position, salary and responsibilities of such Employee, which will be determined by Purchaser in its sole discretion.

8.2 Consent. Seller hereby consents to the hiring and employment of Employees by Purchaser on or following the Closing.

8.3 Vacation /PTO. As of the Closing Date, Seller shall pay or cause to be paid all Liabilities and obligations of Seller or any of its Affiliates relating to accrued vacation and personal days of Transferred Employees.

8.4 COBRA Continuation Coverage. Seller agrees that it shall be solely responsible for satisfying the continuation coverage requirements of COBRA for all “M&A qualified beneficiaries” as such term is defined in Treasury Regulation § 54.4980B-9.

8.5 Employment Tax Reporting. The Seller and the Purchaser agree that, pursuant to the “Alternative Procedures” provided in Section 5 of Revenue Procedure 2004-53, with respect to the filing and furnishing of Internal Revenue Service Forms W-2, W-3 and 941 for the full calendar year in which the Closing occurs, subject to applicable Law, (i) the Seller and the Purchaser shall report on a “predecessor-successor” basis, as set forth therein, (ii) the Seller shall be relieved from furnishing Forms W-2 to any Transferred Employees, and (iii) the Purchaser shall assume the obligations of the Seller to furnish Forms W-2 to such Transferred Employees and Forms W-2 and W-3 with respect to Transferred Employees to the Social Security Administration; provided, the Seller shall transfer to the Purchaser all Forms W-4 and W-5 with respect to the Transferred Employees, and such other data relating to Transferred Employees as shall be necessary for the Purchaser to assume and satisfy such obligations accurately and in accordance with the law.

ARTICLE IX

CLOSING DELIVERIES

9.1 Closing Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser:

(a) a duly executed Bill of Sale in the form of Exhibit B hereto;

(b) a duly executed assignment separate from certificate with respect to the Escrowed Shares; and

(c) a copy of Seller’s report entitled “***” dated June 6, 2008.

9.2 Purchaser Deliveries. At the Closing, Purchaser shall deliver to Seller:

(a) duly executed certificates representing the Closing Shares validly issued pursuant to this Agreement and the Stock Purchase Agreement; and

(b) a copy of Purchaser’s Certificate of Incorporation in the form of Exhibit G hereto with the Secretary of State of the State of Delaware, which shall have been accepted and be in full force and effect.

9.3 Mutual Deliveries. At the Closing, each of Purchaser and Seller shall deliver:

(a) a duly executed Assignment and Assumption Agreement in the form of Exhibit C hereto;

***	Indicates text has been omitted from this Exhibit pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

(b) a duly executed License Agreement in the form of Exhibit D hereto;

(c) a duly executed Transition Services Agreement in the form of Exhibit E hereto;

(d) a duly executed Stock Purchase Agreement in the form of Exhibit F hereto;

(e) a duly executed Investors’ Rights Agreement in the form of Exhibit H hereto;

(f) a duly executed First Refusal and Co-Sale Agreement in the form of Exhibit I hereto;

(g) a duly executed Voting Agreement in the form of Exhibit J hereto; and

(h) a duly executed Board Observer Agreement in the form of Exhibit K hereto.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Certain Provisions; Escrow.

(a) The representations and warranties of the parties contained in this Agreement shall survive the Closing and claims may be asserted with respect thereto to the extent permitted by this Article X. Notice of any claim for indemnification under this Article X based on any representation or warranty contained in this Agreement must be given in writing setting forth the specific claim and the basis therefor in reasonable detail prior to 5:00 p.m., California time, on the date that is eighteen (18) months after the Closing Date (the “Survival Period”); provided, that the representations and warranties set forth in Sections 5.1 and 6.1 (organization and good standing), Sections 5.2 and 6.2 (authorization of agreement), Section 5.4 (title to purchased assets) and Section 5.5 (taxes) (such items being referred to as the “Exceptional Matters”) shall survive the Closing until the expiration of the applicable statue of limitations. Any claim for indemnification based on a representation or warranty contained in this Agreement not made on or prior to the applicable expiration date will be irrevocably and unconditionally released and waived; provided, however, that any obligation to indemnify and hold harmless shall not terminate with respect to any Losses to which the Person to be indemnified shall have given notice in writing setting forth the specific claim and the basis therefor in reasonable detail to the indemnifying party in accordance with Section 10.4(a) before the termination of the Survival Period. All materiality qualifications contained in the representations and warranties made in Articles V and VI of this Agreement or any other Transaction Document, including without limitation the terms “Seller Material Adverse Effect” and “Purchaser Material Adverse Effect,” will be taken into account under this Article X for purposes of determining whether a breach of such representation or warranty has occurred for which an indemnity obligation exists. All such materiality qualifications will be ignored and not given effect for purposes of determining the amount of any Losses resulting from any such breach.

(b) All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. Except for the covenants or other agreements contained in Sections 7.4 and 11.1, for which a claim for breach may be made until such covenants or other agreements are fully performed or fulfilled, no claim for a breach of a covenant or other agreement set forth in this Agreement may be made or brought by any party hereto after the six month anniversary of the last date on which each such covenant was required to be performed (in each case, a “Covenant Survival Period”); provided, however, that any obligation to indemnify and hold harmless shall not terminate with respect to any Losses to which the Person to be indemnified shall have given notice in writing setting forth the specific claim and the basis therefor in reasonable detail to the indemnifying party in accordance with Section 10.4(a) before the termination of the applicable Covenant Survival Period.

(c) On the Closing Date, Purchaser shall retain the Escrowed Shares in escrow. The Escrowed Shares will be released to Seller in the following manner:

(i) Subject to Section 10.1(c)(iv), within three (3) Business Days following the one (1) year anniversary of the Closing Date, fifty percent (50%) of the Preferred Escrowed Shares initially placed in escrow and fifty percent (50%) of the Common Escrowed Shares initially placed in escrow (in each case, less the number of shares of the Preferred Escrowed Shares and Common Escrowed Shares previously released to Seller or redeemed by Purchaser in order to satisfy Purchaser’s Losses, in each case in accordance with Section 10.6 hereof) shall be released to Seller; provided that if any Indemnification Claim is made against Seller in accordance with Section 10.4 hereof prior to the one (1) year anniversary of the Closing Date and the Loss is not finally determined as of such date, the number of Escrowed Shares having a Unit Value (as defined in Section 10.6(c) below) equal to the Loss claimed shall remain in escrow until the final determination of the Loss. Any Escrowed Shares that are released pursuant to this Section 10.1(c)(i) shall be released in full Units (as defined in Section 10.6(a) hereof) only. If the claimed Loss amount exceeds the Unit Value of the total Escrowed Shares, no shares of Escrowed Shares shall be released to Seller until the final determination of the Loss.

(ii) Subject to Section 10.1(c)(iv),within three (3) Business Days following the expiration of the Survival Period, any Escrowed Shares remaining in escrow after the release under Section 10.1(c)(i) shall be released to Seller; provided that if any Indemnification Claim is made against Seller in accordance with Section 10.4 hereof prior to the expiration of the Survival Period and the Loss is not finally determined as of the expiration date of the Survival Period, the number of Escrowed Shares having a Unit Value (as defined in Section 10.6(c) below) equal to the Loss claimed shall remain in escrow until the final determination of the Loss. If the claimed Loss amount exceeds the Unit Value of the total Escrowed Shares, no Escrowed Shares shall be released to Seller until the final determination of the Loss.

(iii) If at any time some but not all of the Escrowed Shares held in escrow are required to be released to Seller under Sections 10.1(c)(i) or (ii), Purchaser shall promptly (A) execute and deliver to Seller certificates evidencing the respective number of shares of Preferred Escrowed Shares and Common Escrowed Shares being released to Seller, (B) execute and place in escrow certificates evidencing the respective number of shares of Preferred Escrowed Shares and Common Escrowed Shares to remain in escrow after such release, and (C) cancel any other certificates evidencing the Escrowed Shares that were held in escrow prior to such release.

(iv) Notwithstanding the foregoing subsections of this Section 10.1(c), any Escrowed Shares remaining in escrow (less the number of Escrowed Shares having a Unit Value equal to the Loss then claimed but not finally determined) shall be released to Seller (A) immediately prior to any liquidation, dissolution or winding-up of Purchaser, or (B) immediately prior to any Change of Control of Purchaser, if such Change of Control occurs after the first anniversary of the Closing Date.

10.2 Indemnification by Seller.

(a) Subject to Sections 10.1, 10.5 and 10.6 hereof, Seller hereby agrees to indemnify, defend and hold Purchaser and its directors, officers, employees, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, liabilities, judgments, damages (excluding incidental, consequential and punitive damages), fines, suits, actions, costs, Taxes and expenses (individually, a “Loss” and, collectively, “Losses”):

(i) based upon or resulting from the failure of any of the representations or warranties made by Seller in this Agreement to be true and correct in all respects at and as of the Closing Date;

(ii) based upon or resulting from the breach of any covenant in this Agreement on the part of Seller; and

(iii) based upon or resulting from any Excluded Asset or any Excluded Liability.

(b) Purchaser shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

10.3 Indemnification by Purchaser.

(a) Subject to Sections 10.1, 10.5 and 10.6 hereof, Purchaser hereby agrees to indemnify, defend and hold Seller and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses:

(i) based upon or resulting from the failure of any of the representations or warranties made by Purchaser in this Agreement to be true and correct in all respects at and as of the Closing Date;

(ii) based upon or resulting from the breach of any covenant in this Agreement on the part of Purchaser;

(iii) based upon or resulting from any Assumed Liability; and

(iv) based upon or arising directly from Purchaser’s use of the Purchased Assets after the Closing Date.

(b) Seller shall take and cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

10.4 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a third-party claim may be asserted by written notice to the party from whom indemnification is sought. The party seeking indemnification shall deliver a written notice (a “Notice of Claim”) to the other party promptly after becoming aware of the facts giving rise to such claim. The Notice of Claim shall (i) specify in reasonable detail the nature of the claim being made, and (ii) state the aggregate dollar amount of such claim. Following receipt of a Notice of Claim, the parties shall promptly meet to agree on the rights of the respective parties with respect to each of such claims. If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and amounts agreed upon shall be promptly paid. Any unresolved dispute between the parties shall be resolved in accordance with Section 11.3 and the other applicable provisions of this Agreement.

(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which payment may be sought under Sections 10.2 and 10.3 hereof (regardless of the limitations set forth in Section 10.5) (an “Indemnification Claim” ), the indemnified party shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is prejudiced as a result of such failure. The indemnifying party shall have the right to defend against, control, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against by it hereunder, provided, that such party provides written notice to the other party hereto to such effect not later than ten (10) Business Days following the indemnifying party’s receipt of written notice of the Indemnification Claim together with all information that the indemnifying party may reasonably request with respect to such Indemnification Claim. The indemnifying party shall conduct such defense in a commercially reasonable manner, and shall be authorized to settle any such claim without the consent of the indemnified party; provided, however, that: (i) the indemnifying party shall not be authorized to encumber any assets of the indemnified party or agree to any restriction that would apply to the indemnified party or the conduct of the indemnified party’s business; (ii) the indemnifying party shall have paid or caused to be paid any amounts arising out of such settlement; and (iii) a condition to any such settlement shall be a complete release of the indemnified party with respect to such third party claim. If the indemnifying party elects not to defend against, control, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, the indemnified party may defend against, negotiate or otherwise deal with such Indemnification Claim; provided, that the indemnified party shall not settle such Indemnification Claim without the prior written consent of the indemnifying party, which shall not be unreasonably withheld or delayed. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate (but not control), at his or its own expense, in the defense of such Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

10.5 Certain Limitations on Indemnification.

(a) Notwithstanding the provisions of this Article X, except with respect to Losses arising from Exceptional Matters, neither party shall have any indemnification obligations for Losses under Sections 10.2(a)(i)-(ii) or Sections 10.3(a)(i)-(ii) unless the aggregate amount of all such Losses exceeds $125,000 (the “Basket”); provided, that after the Basket is exceeded, the indemnified party shall be entitled to be paid the entire amount of any Losses.

(b) Notwithstanding anything in this Article X, (i) the limitation requiring notice of any Indemnification Claim within a specific time period set forth in Section 10.1(a) shall not apply to claims for indemnification in respect of Losses related to or arising out of the matters set forth in Sections 10.2(a)(iii) or 10.3(a)(iii)-(iv) and (ii) the Basket set forth in Section 10.5(a) shall not apply to claims for indemnification in respect of Losses related to or arising out of the matters set forth in Sections 10.2(a)(iii) or 10.3(a)(iii)-(iv).

(c) Seller shall not be required to indemnify any Purchaser Indemnified Party and Purchaser shall not be required to indemnify any Seller Indemnified Party to the extent of any Losses that a court of competent jurisdiction or a mutually selected arbitrator shall have determined by final judgment to have resulted from the bad faith, gross negligence or willful misconduct of the party seeking indemnification.

(d) No party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages of such other Person, including loss of revenue, income or profits, diminution of value or loss of business opportunity relating to the breach or alleged breach hereof.

(e) Notwithstanding any other provision of this Agreement (but subject to Sections 10.8(b)), the maximum aggregate liability of Seller to the Purchaser Indemnified Parties or the maximum aggregate liability of Purchaser to the Seller Indemnified Parties pursuant to this Article X or otherwise under this Agreement, Applicable Law or otherwise with respect to the purchase and sale of the Purchased Assets shall be limited to Indemnification Cap (as such term is defined below); provided, however, that the Indemnification Cap shall not apply to Losses related to or arising out of the matters set forth in Sections 7.7, 10.2(a)(iii) and 10.3(a)(iii)-(iv). The “Indemnification Cap” shall mean, at the time of any required payment under this Article X, (x) the then-remaining Escrowed Shares, or (y) at Seller’s sole option, an amount in cash equal to the aggregate fair market value of the then-remaining Escrowed Shares, which shall be calculated based on (A) the fair market value per share of the Preferred Escrowed Shares of $2.286 and (B) the fair value per share of the Common Escrowed Shares in effect on the date on which a Notice of Claim (or, in the case of an Indemnification Claim pursuant to Section 10.4(b), the date of the required written notice delivered by the indemnified party) is delivered, as determined by Purchaser’s Board of Directors at or pursuant to the meeting or action of such Board of Directors closest to and prior to such date; provided that, for purposes of Article X and during the Survival Period, the fair market value per share of the Common Escrowed Shares shall not be less than $0.30 or more than $2.286 (the “Common Per Share Value”).

(f) None of the provisions set forth in this Agreement, including the provisions set forth in Article X, will be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or equity based on any other party’s fraud, nor will any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud, (ii) the time period during which a claim for fraud may be brought or (iii) the recourse which any such party may seek against another party with respect to a claim for fraud; provided, that with respect to such rights and remedies at law or equity, the parties further acknowledge and agree that none of the provisions of this Section 10.5(f), nor any reference to this Section 10.5(f) throughout this Agreement, will be deemed a waiver of any defenses which may be available in respect of actions or claims for fraud, including defenses of statutes of limitations or limitations of damages.

10.6 Calculation of Losses; Payment of Losses. Subject to Section 10.5, each time any amount of Loss, taking into account the adjustments set forth in Section 10.6(e), is finally determined in accordance with this Article X (it being agreed that no Escrowed Shares shall be cancelled as a result of any claimed Losses until such Losses have been so finally determined), such Loss shall be paid by the indemnifying party to the indemnified party in accordance with the following procedure:

(a) If Seller is the indemnifying party, Seller may, at its sole election, within five (5) Business Days of the final determination of the Loss and the applicable Unit Value (the “Cash Payment Election Period”), pay in cash by wire transfer of immediately available funds to an account designated in writing by Purchaser, the amount that is the lesser of (x) the amount of such Loss and (y) the aggregate Unit Value of the Escrowed Shares then held in escrow (other than the Escrowed Shares that are reserved for application to another Loss). Upon any such cash payment by Seller, Escrowed Shares having a Unit Value equal to the amount paid in cash shall be deemed released from escrow to Seller, and Purchaser shall promptly (A) execute and deliver to Seller certificates evidencing the respective number of shares of Preferred Escrowed Shares and Common Escrowed Shares being released to Seller, (B) execute and place in escrow certificates evidencing the respective number of shares of Preferred Escrowed Shares and Common Escrowed Shares to remain in escrow after such release, and (C) cancel any other certificates evidencing the Escrowed Shares that were held in escrow prior to such release. Any such released Escrowed Shares shall be composed of units consisting of eleven shares of Series E Preferred Stock and thirteen shares of Common Stock (“Units”) and shall be released only in full Units. If the aggregate Unit Value of such Units of Escrowed Shares to be so released cannot equal the amount of the cash payment made by Seller to satisfy the Loss, then the number of Units collectively having the highest possible Unit Value not exceeding the amount of such cash payment shall be released to Seller, and the difference between the Unit Value of the Units so released and the amount of such cash payment will be paid by Purchaser to Seller in cash.

(b) If Seller is the indemnifying party and Seller elects not to pay the Loss in cash by wire transfer within the Cash Payment Election Period, a number of full Units of Escrowed Shares having a Unit Value equal to the amount of the Loss shall be cancelled by Purchaser, and the number of Escrowed Shares that may be returned to Seller upon the expiration of the Survival Period shall be correspondingly reduced. Upon such event, Purchaser shall promptly (A) execute and place in escrow certificates evidencing the respective number of shares of Preferred Escrowed Shares and Common Escrowed Shares to remain in escrow after such reduction (as reduced by the number of Escrowed Shares by a number of Units having a Unit Value equal to the amount of the Loss), and (B) cancel any other certificates evidencing the Escrowed Shares that were held in escrow prior to such reduction. If the aggregate Unit Value of such Units of Escrowed Shares to be cancelled cannot equal the actual amount of the Loss, then the number of Units collectively having the highest possible Unit Value not exceeding the amount of the Loss will be cancelled, and the difference between the Unit Value of the Units so cancelled and the amount of the Loss will be paid by Seller to Purchaser in cash. Notwithstanding the foregoing, in the event of a third party claim against Purchaser indemnifiable by Seller, Purchaser, at its sole election, may require Seller to pay the Loss in cash in accordance with the procedures set forth in Section 10.6(a).

(c) For purposes of this Agreement, the “Unit Value” of each Unit shall equal (x) as of the Closing, $29.046, and (y) at all times thereafter, the sum of (A) $25.146, plus (B) the product of thirteen (13), multiplied by the Common Per Share Value (in each case, as adjusted for stock splits, combinations and the like).

(d) If Purchaser is the indemnifying party, Purchaser shall, within five (5) Business Days of the final determination of the Loss, pay to Seller the amount of the Loss in cash by wire transfer of immediately available funds to an account designated in writing by Seller.

(e) The amount of any Losses for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Losses.

10.7 Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the purchase price for federal, state, local and foreign income tax purposes.

10.8 Exclusive Remedy.

(a) Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Article X shall be the sole and exclusive remedy for monetary damages of the parties from and after the Closing Date for any Losses arising under this Agreement, including claims of breach of any representation, warranty or covenant in this Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

(b) Nothing in this Agreement limits or otherwise affects in any way the rights and remedies of either party with respect to causes of action arising under the Stock Purchase Agreement, the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement, the Voting Agreement, the Board Observer Agreement, the License Agreement or the Transition Services Agreement, or any rights and remedies of Seller or Purchaser vis-à-vis any Person other than Seller or Purchaser or their respective Affiliates with respect to any infringement or misappropriation of any Intellectual Property of Seller or Purchaser, as the case may be (including any right of Seller or Purchaser to seek equitable or injunctive relief in connection therewith), all of which rights and remedies are expressly reserved.

ARTICLE XI

MISCELLANEOUS

11.1 Payment of Sales, Use or Similar Taxes.

(a) Purchaser and Seller shall each be responsible for (and shall indemnify and hold harmless the other party and its directors, officers, employees, Affiliates, agents, successors and permitted assigns against) fifty percent (50%) of any and all excise, value added, registration, stamp, recording, documentary, filing, conveyancing, transfer, sales and use taxes and any other similar fees or governmental charges applicable to the Purchased Assets in connection with the transactions contemplated by this Agreement (other than Taxes measured by or with respect to income imposed on Seller or its Affiliates). The party required by applicable Law to file necessary documents (including all Tax Returns) with respect to all such amounts shall file such documents in a timely manner, and the other party shall cooperate fully and provide any required information in connection with any such filing. Purchaser and Seller shall cooperate in good faith to minimize such amounts to the extent permitted by applicable law.

(b) For purposes of Sections 2.3(f) and 2.4(e), in the case of a taxable period that includes the Closing Date, Taxes relating to the Purchased Assets shall be allocated to the periods before and after the Closing Date as follows: (i) in the case of Taxes such as real property Taxes, personal property Taxes and similar ad valorem Taxes, such Taxes shall be allocated to periods before and after the Closing Date on a per diem basis and (ii) in the case of Taxes based on net income or gross income the portion of such Taxes allocable to the period before the Closing Date shall be computed on the assumption that the taxable period ended on the Closing Date.

(c) Taxes described in Section 11.1(a) or Section 11.1(b) shall be timely paid, and all applicable Tax Returns shall be filed, as provided by applicable Law. In the event that either Seller or Purchaser makes a payment of Taxes on behalf of the other party for which it is entitled to reimbursement, the other party shall make such reimbursement promptly, but in no event later than thirty days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 11.1(c) and not made when due shall bear interest at the rate of ten percent per annum.

11.2 Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.3 Dispute Resolution; Submission to Jurisdiction; Consent to Service of Process.

(a) All disputes arising directly under this Agreement or the grounds for termination thereof, including whether any payments may be due under this Agreement, shall be resolved as follows: The senior management of both parties shall meet to attempt to resolve any such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one-day mediation, either party may begin litigation proceedings

(b) Notwithstanding the provisions of Section 11.3(a), each party shall have the right, without the requirement of first seeking a remedy through any dispute resolution alternative (including arbitration) that has been agreed upon, to seek preliminary injunctive or other equitable relief in any proper court in the event that such party determines that eventual redress through the dispute resolution alternative will not provide a sufficient remedy for any violation of this Agreement by the other party.

(c) The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.3.

(e) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.6.

11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the Transfer Documents represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and negotiations, both written and oral, express or implied, between and among the parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by either party that is not embodied in this Agreement or the other Transfer Documents, and neither party shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving effect to the choice of law principles of such State that would require or permit the application of the laws of another jurisdiction.

11.6 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted:

if to Seller:	Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Telecopier: (408) 765-1859
Attention: General Counsel

and:	Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Telecopier: (408) 765-6038
Attention: Treasurer

with a copy to:	Weil, Gotshal, Manges LLP
(which shall not constitute	201 Redwood Shores Parkway
notice)	Redwood Shores, California 94065
Telecopier: (650) 802-3100
Attention: Richard S. Millard

if to Purchaser:	Impinj, Inc.
701 North 34th Street, Suite 300
Seattle, WA 98103
Telecopier: (206) 517-5262
Attention: Vice President, Finance

with a copy to:	Wilson Sonsini Goodrich & Rosati, P.C.
(which shall not constitute	701 Fifth Avenue, Suite 5100
notice)	Seattle, Washington 98104
Telecopier: (206) 883-2699
Attention: Patrick J. Schultheis

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

11.7 Notice of Change of Control. Commencing as of the first anniversary of the Closing Date and for so long as any Escrowed Shares remain in escrow pursuant to Section 3.3, then promptly upon the earliest of Purchaser’s approving or entering into any transaction constituting a Change of Control or an announcement by Purchaser or any other Person of a Change of Control of Purchaser, Purchaser shall give Seller written notice thereof, describing in reasonable detail the applicable Change of Control and identifying each “person” or, to the Knowledge of Person, “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) that is a party to such transaction or transactions.

11.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.10 Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of Seller or any Affiliate thereof (including any beneficiary or dependent thereof).

11.11 Specific Performance. The parties hereby acknowledge and agree that the breach of or failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated herein, may cause irreparable injury to the other party, for which damages, even if available, may not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

11.12 No Presumption Against Drafting Party. Each of Purchaser and Seller acknowledges that it has participated jointly in the negotiation and drafting of this Agreement and the Transfer Documents and has been represented by counsel in connection therewith. Accordingly, each of Purchaser and Seller hereby acknowledges that this Agreement and each of the Transfer Documents shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any provision or this Agreement or of any Transfer Document, and any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement or any of the Transfer Documents against the drafting party has no application and is expressly waived.

11.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[The Remainder of This Page Is Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

“SELLER”

INTEL CORPORATION

By:	/s/ Ravi Jacob
	Name:	Ravi Jacob
	Title:	Vice President & Treasurer

“PURCHASER”

IMPINJ, INC.

By:	/s/ Evan Fein
	Name:	Evan Fein
	Title:	VP Finance

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]